Room 4561
								November 3, 2005

Mr. James P. Dore
Chief Financial Officer
Bitstream Inc.
245 First Street, 17th Floor
Cambridge, MA 02142

Re:	Bitstream Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
Forms 8-K filed on May 9 and August 9, 2005
		File No. 000-21541

Dear Mr. Dore:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

ITEM 9A. Controls and Procedures, page 28

1. We note your disclosure indicating that your Chief Executive Officer and Chief Financial Officer have concluded that the Company`s disclosure controls and procedures are "sufficiently" effective. Given the qualifier "sufficiently," it remains unclear whether your
CEO and CFO have concluded that your disclosure controls and procedures are effective. Please confirm to us, in clear and unqualified language, the conclusions reached by your Officers on the effectiveness of your disclosure controls and procedures and revise your future filings to remove such qualifying language.

2. We note your disclosure indicating that your disclosure controls and procedures are "sufficiently effective to ensure that information required to be disclosed by the Company in this annual report on Form
10-K was recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and Form 10-K." This language appears to be more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

3. We note your disclosure indicating that there were no significant changes in your internal controls over financial reporting subsequent to the date of their evaluation that could significantly affect these controls. Please note that Item 308 of Regulation S-K requires the disclosure of "any" change in your internal controls that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls.
In light of the foregoing, please advise us with respect to changes in your internal controls for the quarters ended December 31, 2004 and March 31, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

4. We note your disclosure that a control system, no matter how well conceived, "can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us, if true, the conclusions of management that the disclosure controls and procedures are effective at the "reasonable assurance" level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chauncey Martin, Staff Accountant, at (202)
551-
3441 or Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551- 3489.

      Sincerely,



      Brad Skinner
      Accounting Branch Chief
Mr. James P. Dore
Bitstream Inc.
October 3, 2005
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